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                                                                    EXHIBIT 99.1

                                                                     [LOGO(TIW)]

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

                            SUBSIDIARY OF TIW PRICES
                          US$ 225 MILLION NOTE OFFERING

MONTREAL, CANADA, JUNE 25, 2003 - Telesystem International Wireless Inc. ("TIW") announces that its indirect subsidiary, MobiFon Holdings B.V. ("MobiFon Holdings"), has priced its new US$ 225,000,000 issue of Senior Notes ("Notes") due 2010. The Notes bear interest of 12.5% and are being offered at 97.686% of par for a yield to maturity of 13%. The closing of the offering is expected on or around June 27, 2003.

MobiFon Holdings, incorporated in the Netherlands, holds TIW's 57.1% indirect equity interest in MobiFon S.A., a major provider of GSM wireless telecommunications services in Romania. Substantially all of the net proceeds from the offering, after establishment of a debt service reserve account of US$
28.1 million, will be used to repay intercompany loans made to MobiFon Holdings by ClearWave N.V. ("ClearWave"), MobiFon Holding's parent company and a majority-owned subsidiary of TIW. ClearWave will use the funds it receives from MobiFon Holdings to repay outstanding indebtedness to TIW and to make distributions to its shareholders. TIW will apply the funds it receives from ClearWave and its available cash resources to repay in full its outstanding 14% Senior Guaranteed Notes due December 2003.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. absent an applicable exemption from the registration requirements of the Act. The Notes will be offered in other jurisdictions in accordance with rules permitting offerings to professional investors or on a restricted basis.

FORWARD-LOOKING STATEMENTS

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.


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ABOUT TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. TIW is active in Romania through MobiFon S.A. and in the Czech Republic through Eesky Mobil a.s. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

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FOR INFORMATION:
----------------

MEDIA:                                    INVESTORS:
MARK BOUTET                               SERGE DUPUIS
Telesystem International Wireless Inc.    Telesystem International Wireless Inc.
Tel.: (514) 673-8406                      Tel.: (514) 673-8443
mboutet@tiw.ca                            sdupuis@tiw.ca

Our web site address is: www.tiw.ca